Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2006

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No   X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1.       March 16, 2006 German Press Release - SGL Plans Capital Increase

2.       March 17, 2006 German Press Release - SGL Completes Capital Increase

                                                                       Exhibit 1

Ad hoc notification pursuant to ss. 15 of the German Securities Trading Act (Wertpapierhandelsgesetz)

SGL Carbon Plans Capital Increase

o        Placement of up to 10% of the registered capital
o Optimization of the Group's finances - strengthening of balance sheet and capital base

Wiesbaden, 16 March 2006. SGL Carbon Group plans to place up to 5,583,529 shares from a capital increase out of authorized capital.

The Board of Management and the Supervisory Board of SGL Carbon have decided to increase the registered capital of the Company against contribution in cash excluding preemptive rights. The shares will be placed through an accelerated bookbuilding process to German and international institutional investors. Dresdner Kleinwort Wasserstein is acting as sole bookrunner for the transaction. The issue price and the placement volume of the shares will be published in a separate ad-hoc announcement.

The proceeds out of this transaction will optimize the Group's finances and strengthen the balance sheet and the capital base and thus lead to an increased financial flexibility of the Company. SGL Carbon recently gave guidance for the 2006 financial result of approx. -(euro)55 million. The capital increase will lead to a further improvement of the financial result of about (euro)5 million on an annualized basis and therefore from today's point of view not dilute the earnings per share for the fiscal year. The further reduction of debt through the proceeds of this transaction should also have a positive influence on the ratings of the Company and its bond. This increases the probability that SGL Carbon will be able to further optimize the Group's finances by calling the outstanding high yield bond with a volume of (euro)270 million and a coupon of 8.5% from 2008 onwards.

This announcement is not an offer of securities for sale in the USA. Securities may not be offered or sold in the United States without registration with the U.S. Securities and Exchange Commission if no exemption from registration has been issued. The issuer does not plan to register the securities for sale to the public in the United States.


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
-------------
SGL Carbon AG / Media Relations / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       Exhibit 2


Ad hoc notification pursuant to ss. 15 of the German Securities Trading Act (Wertpapierhandelsgesetz)


SGL Carbon has successfully completed the capital increase
o        5,583,529  Shares placed for 15 (euro)

Wiesbaden, March 17, 2006. Further to the ad-hoc announcement issued March 16 on the intended capital increase, SGL Carbon announces that all 5,583,529 shares have been successfully placed in an accelerated bookbuilding.

The shares have been placed at a price of (euro)15 per share resulting in gross proceeds totalling (euro)83,7 million. The shares were placed with German and international institutional investors. Dresdner Kleinwort Wasserstein was sole bookrunner for this transaction.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration with the U.S. Securities and Exchange Commission if no exemption from registration has been issued. The issuer does not plan to register the securities for sale to the public in the USA.


Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.



Your contact:
-------------
Corporate Communications / Media Relations / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: March 17, 2006               By:      /s/ Robert J. Kohler
                                            ------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By:     /s/ Sten Daugaard
                                            ------------------------------
                                   Name:    Mr. Sten Daugaard
                                   Title:   Member of the Board of Management